UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Eagle Bancorp, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

268948106

(CUSIP Number)

Noel M. Gruber, Esquire
Kennedy & Baris, LLP

Suite P-15, 4701 Sangamore Road, Bethesda, MD 20816

301.229.3400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268948106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Neal R. Gross

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 263,292 (includes currently exercisable options to purchase 2,336 shares of common stock)

	8.	Shared Voting Power 222,676

	9.	Sole Dispositive Power 263,292 (includes currently exercisable options to purchase 2,336 shares of common stock)

	10.	Shared Dispositive Power 222,676

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 485,968 (includes currently exercisable options to purchase 2,336 shares of common stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1% (includes currently exercisable options to purchase 2,336 shares of common stock)

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This report relates to the common stock $.01 par value, of Eagle Bancorp, Inc. (the “Company”), a Maryland corporation, the principal office of which is located at 7815 Woodmont Avenue, Bethesda, Maryland  20814.

Item 2.	Identity and Background

Neal R. Gross:  Mr. Gross’ business address is 1323 Rhode Island Avenue, NW, Washington, D.C. 20005.

Mr. Gross’ principal occupation is Chairman and Chief Executive Officer of Neal R. Gross & Co. which provides court reporting services to attorneys, the federal government, private organizations and individuals. The address of Neal R. Gross & Co.  1323 Rhode Island Avenue, NW, Washington, D.C. 20005.

The reporting person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

The reporting person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Mr. Gross is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

All purchases have been made using the reporting person’s personal funds, funds held in the reporting person’s IRA, and/or working capital of a limited liability company owned by the reporting person, his spouse and a trust for the benefit of members of his family.  No portion of such funds has been borrowed.

Item 4.	Purpose of Transaction

All of the shares of common stock the acquisition of which is disclosed hereby were acquired for investment purposes.  The reporting person will continue to evaluate market conditions and the business of the issuer to determine possible future acquisitions or dispositions of common stock of the Company.

Except as indicated above, and except for periodic review of opportunities for expansion of the business of the Company and its subsidiary bank, by acquisition or otherwise, review of the capital needs of the Company and its subsidiary bank, review of the strategic alternatives of the Company and its subsidiary bank and review of possible amendments to the Company’s articles of incorporation and bylaws (some of which might have an anti-takeover effect), all in his capacity as a director of the Company’s subsidiary bank, the reporting person has no present plans or proposals which relate to, or which would result in, any of the factors set forth in paragraphs (a) through (j) of Item 4.

Item 5.	Interest in Securities of the Issuer

All percentages given for ownership of the outstanding common stock are based upon 9,522,917 shares of common stock outstanding as of April 25, 2007, as reported on the Company’s Form 10-Q for the quarter ended March 31, 2007, plus options to acquire shares of common stock within sixty days of the date of filing hereof held by the reporting person.

(a)           As of the date of this filing,  the reporting person beneficially owns an aggregate of 485,968 shares of common stock, including currently exercisable options to purchase 2,336 shares of common stock, representing 5.1% of the outstanding shares.

(b)           The reporting person possesses sole power to vote and dispose of: an aggregate of 263,292 shares of common stock, (reflecting 54,309 shares owned in his sole name, 206,647 shares held in an IRA for his benefit and 2,336 shares subject to currently exercisable options).

The reporting person possesses shared power to vote/dispose of: an aggregate of 222,676 shares of common stock (reflecting 195,467 shares held by a limited liability company owned by the reporting person, his spouse and a trust for the benefit of members of his family, and 27,209 shares owned by his spouse).

Set forth below is information regarding the persons with whom the reporting person shares voting or dispositive power:

Ava S. Gross, a citizen of the United States, is the reporting person’s spouse.  Her business address is 4218 Lenore Lane, NW, Washington, DC 20008. Her principal occupation is President and CEO of SAG, Corp, 4218 Lenore Lane, NW, Washington, DC 20008, a DC corporation providing management support to owners of rental real estate properties.  Mrs. Gross has delegated to the reporting person authority to vote or dispose of all shares of Company common stock held in her name.  Mrs. Gross has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years. Mrs. Gross has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Ava S. and Neal R. Gross, LLC (the “LLC”), is a limited liability company organized under the laws of the District of Columbia.  The principal business of the LLC is owning and renting parcels of real estate and its principal office is located at 1323 Rhode Island Avenue, NW, Washington, D.C. 20005. The LLC has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years. It has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Ava S. Gross and Neal S. Gross are the sole managing members of the LLC.  A trust for the benefit of Mr. Gross’s family, of which Mr. and Mrs. Gross are trustees, is the sole other member of the LLC.

(c)           During the sixty days immediately preceding the date of this filing, purchases attributable to the reporting person were effected in the Company’s common stock as set forth in the table below.  All such purchases were made in open market transactions.  No sales or other transfers were effected during such period.

Date	Number of Shares	Price Per Share	Purchased By

5/4/07	9,300	$16.45	LLC
5/7/07	5,000	$16.80	LLC
5/9/07	1,303	$16.90	LLC
5/10/07	1,715	$16.85	LLC
5/11/07	6,300	$16.80	LLC
5/14/07	2,357	$16.76	LLC
5/17/07	3,800	$16.74	LLC

(d)           The respective owners of shares which the reporting person is deemed to beneficially own, have the right to receive or direct the receipt of all dividends in respect of, or proceeds of the sale of, all shares owned by such persons.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described herein, there are no agreements, arrangements, understandings or relationships relating to any securities of the Company, including the common stock, including with respect to the transfer or voting thereof.

Item 7.	Material to Be Filed as Exhibits
None.

[Remainder of page intentionally blank.]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 18, 2007
Date
/s/ NEAL R. GROSS
Signature
Neal R. Gross
Name/Title